HUGHES COMMUNICATIONS, INC.

11717 Exploration Lane

Germantown, Maryland 20876

March 31, 2009

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention:	Mellissa Campbell Duru
Special Counsel

Re:	Hughes Communications, Inc.
Schedule TO-I
Filed March 19, 2009
File No. 005-81645

Dear Ms. Duru:

Hughes Communications, Inc. (the “Company”) acknowledges the United States Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) response protocol and has today filed Amendment No. 1 to the Schedule TO-I by way of EDGAR in response to the Staff’s comment letter dated March 25, 2009 (the “Comment Letter”). In connection with our response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and responsiveness during this review process. If you have any further questions or comments, please do not hesitate to contact me at (301) 601-7315.

Sincerely,

HUGHES COMMUNICATIONS, INC.

By:	/s/ Dean A. Manson
Dean A. Manson
Senior Vice President and General Counsel

cc:	Securities and Exchange Commission
Daniel Duchovny

Akin Gump Strauss Hauer & Feld LLP
Rosa Testani